Registration No.  024-11053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 9, 2020

DNA BRANDS, INC.

(Exact name of issuer as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

275 E. Commercial Blvd. #301

Lauderdale by the Sea, FL 33308

(561) 654-5722

(Address, including zip code, and telephone number,

including area code, of issuer’s principal executive office)

URS Agents LLC

36 South 18th Avenue

Brighton, Colorado 80601

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

7371	26-0394476
(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SHAREHOLDERS

Amended and Restated Certificate of Incorporation

On December 7, 2020, DNA Brands, Inc. (the “Company”) filed Articles of Amendment to its Certificate of Incorporation (the “Amended Charter”) with the Secretary of State of the State of Colorado (i) to authorize a reverse stock split of the shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), at a ratio of Two Hundred to One (200:1) with any resulting fractional shares being rounded up to the nearest whole number (the “Reverse Split”).

Prior to the Reverse Split, the number of shares of Common Stock outstanding was Eight Hundred Ninety Eight Million Nine Hundred Ninety Thousand Nine Hundred Five (898,990,905) and after the Reverse Split was given effect on December 9, 2020, the number of shares of Common Stock outstanding became Four Million Nine Hundred Ninety Four Thousand Nine Hundred Thirty Five (4,494,935).

All other terms of the Certificate of Incorporation remained the same and were unaffected by the Amended Charter, a copy of which is attached hereto as Exhibit 3.1.

EXHIBITS

3.1       Articles of Amendment to the Certificate of Incorporation of DNA Brands, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 14, 2020	DNA BRANDS, INC.

	By:	/s/ Adrian McKenzie
Adrian McKenzie Chief Executive Officer